Exhibit (a)(10)

OSI UK Employee Q&A

1.	Why has OSI instituted these Change in Control Severance Plans?

The Board recognizes that Astellas’ Offer and OSI’s ongoing process to explore the availability of a transaction that reflects the full intrinsic value of OSI creates uncertainty among employees. The UK Plan approved by the Board is intended to help OSI retain critical employees, maintain a stable work environment and provide a measure of economic security to employees so that they can focus on executing on the key goals and priorities of OSI and its subsidiaries.  The Board has also approved a plan covering US employees, which is essentially the same as the UK Plan except for changes resulting from differences in the US and UK employment laws.

2.	Who is covered by the UK Plan? Do all employees get the same benefits under the UK Plan?

The UK Plan provides benefits to all employees employed by Prosidion Limited (“Prosidion”) and OSI Pharmaceuticals (UK) Limited (“OSI-UK”) who are employed on the date that a Change in Control occurs (“Eligible Employees”).  The level of benefits varies depending on an Eligible Employee’s grade level.  Eligible Employees Grade 12 and above will participate in the UK Plan, but will not receive severance payments under the UK Plan since these employees have existing contractual severance arrangements.

3.	Why do the severance benefits differ at different grade levels?

The severance plans are designed to both provide a measure of financial security to all our employees and also to help retain senior employees with prominent roles in the organization.  The sliding scale of benefits is typical for these kinds of plans.

4.	What is a “Change in Control”?

In general, a “Change in Control” occurs if another company acquires more than 50% of the voting stock of, or merges with, OSI, if the individuals comprising the Board of Directors of OSI cease to constitute a majority of the Board, if all of the assets of OSI are sold, or if OSI is liquidated.  Employees should refer to section 1(n) of the UK Plan for the full definition of “Change in Control.”

5.	Under what circumstances would I receive severance benefits under the UK Plan?

The UK Plan is a “double trigger” program – which means that two conditions (“triggers”) must be satisfied in order for an Eligible Employee to receive benefits under the UK Plan.  The first trigger is that a Change in Control must occur.  The second trigger is that the Eligible Employee must be terminated by either Prosidion or OSI-UK, as the case may be (or a successor), other than for Cause, ill health, death or retirement or must resign for Good Reason within one year of the Change in Control.  If both of these triggers occur, then an Eligible Employee will be eligible for benefits as defined by the UK Plan.

6.	What does terminated for “Cause” mean?
In general, “Cause” is defined for purposes of the UK Plan to mean that an employee has:

(i) failed to substantially perform, or has been grossly negligent in the discharge of his or her duties to Prosidion or OSI-UK;
(ii) committed a material breach of confidentiality or an unauthorised disclosure or use of inside information, customer lists, trade secrets or any other confidential information;
(iii) violated any material duty, law, rule, regulation or policy of Prosidion or OSI-UK;
(iv) been convicted of a criminal offence of which fraud or dishonesty is a material element; or
(v) been found guilty of any other act of gross misconduct or gross negligence.

Employees should refer to section 1(f) of the UK Plan for the full definition of “Cause.”

7.	What does “Good Reason” mean?
In general, “Good Reason” is defined for purposes of the UK Plan to mean:

(i) a material adverse alteration in the nature or status of the employee’s responsibilities with Prosidion or OSI-UK, as the case may be, from those in effect immediately prior to a Change in Control;

(ii) a reduction in remuneration from that to which the employee was entitled immediately prior to a Change in Control; or
(iii) a relocation of such employee’s principal place of business so that it is at least 35 miles further from the employee’s home.

Employees should refer to section 1(j) of the UK Plan for the full definition of “Good Reason.”

8.	What benefits are provided to employees under the UK Plan?

If a double trigger occurs within one year following a Change in Control, the UK Plan provides for severance pay (for Eligible Employees Grade 11 and below); a pro rata bonus; a lump sum payment equal to employer pension contributions for the duration of the benefit period (calculated at 9% of basic salary); a lump sum payment in lieu of private healthcare insurance, life assurance and income protection benefits; outplacement assistance, which will vary based on an employee’s grade level, as well as reimbursement of certain legal expenses.  (See Question #9 below for a description of how the severance payments are calculated.)  Employees should refer to section 2 of the UK Plan for more information.

In addition, if the annual discretionary bonus plan currently in effect is terminated within one year following a Change in Control and there is no replacement bonus plan (or equivalent benefit) adopted, all Eligible Employees Grade 11 and below who participate in the annual discretionary bonus program will receive a lump sum payment equal to the Eligible Employee’s annual target bonus on a pro-rated basis for the year of termination.

9.	How is the amount of severance under the UK Plan calculated?

Under the UK Plan, Eligible Employees Grade 11 and below will be eligible for lump sum cash payments as part of their benefits under the UK Plan.  These payments will be calculated as a multiple of an employee’s monthly base salary depending on employment level, plus an additional week of base salary for each year of service that an employee has completed as of the severance date (up to a maximum of 10 years of service) unless the Eligible Employee’s statutory notice period benefit is greater, in which case the Eligible Employee will receive the statutory notice period benefit.  Eligible Employees who participate in the annual discretionary bonus program will also receive a lump sum payment equal to the employee’s annual target bonus on a pro-rated basis.  Eligible Employees who receive a pro rata bonus as described in Question #8 above will generally not be entitled to receive another pro rata bonus in connection with their severance payment.  Employees should refer to section 2.1 of the UK Plan for more information.

10.	What happens to stock options or other equity awards?

If, upon a Change in Control, an acquirer acquires all of the outstanding equity of OSI solely for cash or if an acquirer does not assume OSI’s equity plans or does not convert your awards into acquirer stock, all outstanding stock options, equity or equity-based awards held by an Eligible Employee would become fully vested immediately upon a Change in Control.  If upon a Change in Control, an acquirer does assume the Company’s equity plans and converts your equity awards into acquirer stock, any outstanding stock option, equity or equity-based awards held by an Eligible Employee would become fully vested if a severance termination occurs within one year of the Change in Control. Employees should refer to section 2.6 of the UK Plan for more information.

11.	Does the UK Plan contain provisions for employee health benefits?

No, Eligible Employees will receive a lump sum payment in lieu of private healthcare insurance, life assurance and income protection benefits.  Employees should refer to section 2.2 of the UK Plan for more information.

12.	Will employees receive assistance in finding new employment if they are terminated?

In the event that an Eligible Employee becomes entitled to severance benefits, the UK Plan provides for certain outplacement benefits to assist in the job transition.  Employees should refer to section 2.4 of the UK Plan for more information.

13.	Why is this plan going into effect now? Does this mean that OSI will be acquired by Astellas or another company?

As noted earlier, the Board recognizes that Astellas’ Offer and OSI’s ongoing process to explore the availability of a transaction that reflects the full intrinsic value of OSI creates uncertainty among employees. The UK Plan is intended to help OSI retain critical employees, maintain a stable work environment and provide a measure of economic security to employees so that they can focus on executing on the Company’s key goals and priorities.  This UK Plan does not mean a Change in Control will necessarily happen.

14.	If no Change in Control occurs, what happens to the UK Plan?
The UK Plan will stay in effect unless/until it is terminated or amended by the Board.

15.	Do employees need to do anything to participate in the UK Plan?
No action is required. All Eligible Employees are covered by the UK Plan automatically.

16.	Do other companies have this type of plan?
Yes, these types of programs are common for companies in our situation.

17.	Where can employees get more information?

A copy of the UK Plan is available on our internal employee portal.  If you have further questions, please feel free to contact Linda Amper, Senior Vice President – Human Resources, at        or Barbara Wood, Senior Vice President and General Counsel, at           .

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of any stockholder of OSI Pharmaceuticals, Inc. (“OSI”).

In connection with the unsolicited tender offer commenced by Astellas, OSI has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (as amended, the “Schedule 14D-9”). STOCKHOLDERS OF OSI ARE URGED TO READ THE SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Stockholders may obtain a free copy of the Schedule 14D-9 and other documents filed by OSI with the SEC through the website maintained by the SEC at http://www.sec.gov.  Stockholders may also obtain, without charge, a copy of the Schedule 14D-9 from MacKenzie Partners, Inc., OSI’s information agent, by calling 800-322-2885 toll free or by calling 212-929-5500 or by emailing osipharma@mackenziepartners.com.